Exhibit m
VULII Illustration Sample Calculation
Illustrated Contract Owner
Male Issue Age 40 Standard Non-Tobacco Risk Class, $3,750 Annual Premium, 100% Allocated to the Separate Account, Face Amount $350,000, Death Benefit Option 1, non-Qualified plan. No Contract loans or partial surrenders have been assumed.
Current Cost of Insurance Rates and Charges, Hypothetical Gross Separate Account Rate of Return = 10.00%, Assumed Fund Operating Expenses = 0.88%
Derivation of Annual Separate Account Rate of Return from Gross Rate of Return
Net Separate Account Rate of Return = Gross Separate Account Rate of Return - Assumed Fund Operating Expenses = 10.00% - 0.88% = 9.12%
* Fund Operating Expenses vary by subaccount: Actual Fund Operating Expenses deducted from Gross Rate of Return will vary with the contract owner's allocation of premium and accumulated value between the available subaccounts and the fixed account.
Accumulated Value Calculation for Month 1 of Contract Year 5 for the Illustrated Contract Owner
ACCUMULATED VALUE = BEGINNING ACCUMULATED VALUE + NET PREMIUM - MONTHLY DEDUCTION + EARNINGS BASED ON HYPOTHETICAL NET RATE OF RETURN
NET PREMIUM = Gross Premium - Premium Expense Charge = $3,750 - (.04 * $3,750) = $3,750 - $150 = $3,600
MONTHLY DEDUCTION = Asset Charge + Basic Monthly Charge + Monthly Unit Charge + Mortality and Expense Risk Charges + Cost of Insurance
ASSET CHARGE = Asset Charge Rate * (Beginning Accumulated Value + Net Premium) = 0.0004572 * ($13,149.58 + $3,600) = 0.0004572 * $16,749.58 = $7.66
BASIC MONTHLY CHARGE = $9.00
MONTHLY UNIT CHARGE = [Per Unit Rate (up to $100,000 Face Amount)] * Minimum(Face Amount ; $100,000) / 1,000 + [Per Unit Rate (over $100,000 Face Amount)] * Minimum(Face Amount - $100,000 ; $0) / 1,000 = 0.08 * Minimum($100,000 ; $350,000) / 1,000 + 0.05 * Minimum($350,000 - $100,000 ; $0) / 1,000 = 0.05 * $100 + 0.05 * $250 = $8.00 + $12.50 = $20.50
MORTALITY & EXPENSE RISK CHARGES = M&E Rate*(Accumulated Value allocated to subaccounts)
Accumulated Value allocated to subaccounts = Beginning Accumulated Value + Net Premium - Asset Charge - Basic Monthly Charge - Monthly Unit Charge = $13,149.58 + $3,600 - $7.66 - $9.00 - $20.50 = $16,712.42
M&E RISK CHARGES = (.0002497) * $16,712.42 = $4.17
COST OF INSURANCE = Monthly COI Rate * (Death Benefit / 1.0024663 - Accumulated Value)
Accumulated Value = Beginning Accumulated Value + Net Premium - Asset Charge - Basic Monthly Charge - Monthly Unit Charge - M&E Risk Charges = $13,149.58 + $3,600 - $7.66 - $9.00 - $20.50 - $4.17 = $16,708.25
COST OF INSURANCE = 0.0001841 * ($350,000 / 1.0024663 - $16,708.25) = $61.20
MONTHLY DEDUCTION = $7.66 + $9.00 + $20.50 + $4.17 + $61.20 = $102.53

ACCUMULATION UNIT VALUE
The initial accumulation unit value for each subaccount was set when the subaccount was established. At the end of any subsequent Valuation Period, the accumulation unit value for a subaccount is defined in the contract as equal to (1) divided by (2) where:
(1) Is the sum of:
The net asset value of the corresponding portfolio of the subaccount at the end of the current Valuation Period; plus
The amount of any dividend or capital gain distribution made by the portfolio if the "ex-dividend" date occurs during the Valuation Period; plus or minus
A charge or credit for any taxes reserved for which we determine to be a result of the investment operation of the portfolio.
(2) Is the number of accumulation units of that subaccount for all contracts.
Accumulation unit values are determined at the end of each Valuation Period before the transfer or allocation of any amounts to or from the subaccounts. The unit values may increase or decrease on each Valuation Day. If there is no readily available market for any assets on a Valuation Day, such assets will be valued at their last traded price or at an acceptable fair value price.
For the illustration, a hypothetical monthly Accumulation Unit Value is calculated which is equivalent to a 9.12% net annual effective rate of return:
ACCUMULATION UNIT VALUE (Hypothetical) = (1.0912) ^ (1/12) = 1.0072997
EARNINGS BASED ON HYPOTHETICAL NET RATE OF RETURN = (Accumulation Unit Value - 1) * (Beginning Accumulated Value + Net Premium - Monthly Deduction) = (1.0072997 - 1) * ($13,149.58 + $3,600 - $102.53) = $121.52
Detailed Representation of Interim Accumulated Value Calculations During Contract Year 5
Contract Month	Beginning Accumulated Value	Net Premium	Asset Charge	Basic Monthly Charge	Monthly Unit Charge	M&E Risk Charge	Cost of Monthly Insurance Deduction		Earnings Based on Hypothetical Net Rate of Return	Ending Accumulated Value
1	13,149.58	3,600.00	7.66	9.00	20.50	4.17	61.20	102.53	121.52	16,768.57
2	16,768.57	0.00	7.67	9.00	20.50	4.18	61.20	102.55	121.66	16,787.68
3	16,787.68	0.00	7.68	9.00	20.50	4.18	61.19	102.55	121.80	16,806.92
4	16,806.93	0.00	7.68	9.00	20.50	4.19	61.19	102.56	121.94	16,826.31
5	16,826.31	0.00	7.69	9.00	20.50	4.19	61.19	102.57	122.08	16,845.82
6	16,845.82	0.00	7.70	9.00	20.50	4.20	61.18	102.58	122.22	16,865.46
7	16,865.46	0.00	7.71	9.00	20.50	4.20	61.18	102.59	122.36	16,885.23
8	16,885.23	0.00	7.72	9.00	20.50	4.21	61.18	102.62	122.51	16,905.12
9	16,905.13	0.00	7.73	9.00	20.50	4.21	61.17	102.61	122.65	16,925.17
10	16,925.17	0.00	7.74	9.00	20.50	4.22	61.17	102.63	122.80	16,945.34
11	16,945.34	0.00	7.75	9.00	20.50	4.22	61.16	102.63	122.95	16,965.66
12	16,965.66	0.00	7.76	9.00	20.50	4.23	61.16	102.65	123.09	16,986.10
Cash Surrender Value
DECREASE CHARGES = Decrease in Face Amount / 1,000 * Decrease Charge per 1,000
Decrease Charge per 1,000 for a Male Standard Non-Tobacco, Issue Age 40, Contract Year 5 is $23.43
DECREASE CHARGES (for full surrender) = $350,000 / 1,000 * $23.43 = $8,200.50
CASH SURRENDER VALUE = Accumulated Value - Decrease Charges
CASH SURRENDER VALUE (end of year 5) = $6,986.1 - $8,200.50 = $8,785.60

Death Benefits
For death benefit Option 1, the death benefit equals the greater of:
The Face Amount, or
The Accumulated Value multiplied by the Factor (from the Table of Factors in the contract) for the Attained Age on that day
For a Male Standard Non-Tobacco, Issue Age 40 reaching Attained Age 44 the Factor is 2.22
Death Benefit (end of year 5) = the greater of
Face Amount = $350,000, or
Accumulated Value * Factor = $16,986.10 * 2.22 = $37,709.14
Death Benefit (end of year 5) = $350,000
How Calculations Vary for Other Contract Years
In all contract years, the Premium Expense Charge equals 5.00% of each premium while the Face Amount is less than $250,000, otherwise 4.00% of each premium
In contract years 1-10, the Asset Charge Rate is 0.55% annually (0.04572% monthly).
In contract years 11 and later , the Asset Charge Rate is 0.20% annually (0.01665% monthly).
In all contract years, the Basic Monthly Charge is $9.00 monthly.
In contract years 1-10, the Monthly Unit Charge is level.
In contract years 11 and later, the Monthly Unit Charge equal zero.
In all contract years, the M&E Rate varies by subaccount accumulated value amount.
In all contract years, the Monthly COI Rate varies by attained age.
In contract years 1-5, the Decrease Charge per 1,000 is level.
In contract years 6-10, the Decrease Charge per 1,000 decreases annually.
In contract years 11 and later, the Decrease Charge per 1,000 equals zero.
In all contract years, Death Benefits may exceed the Face Amount according to the Table of Factors.